VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	763,389
Investments in marketable securities (cost $7,226,920)		8,048,892
Distribution income receivable		19,379
Commissions receivable		3,984
Due from affiliates		6,545,109
Prepaid expenses and other current assets		632,625
Furniture and equipment, less accumulated depreciation of $289,800		1,821
Total assets	$	16,015,199

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,183,593
Income tax payable		1,544
Deferred tax liability, net		187,008
Total liabilities		1,372,145
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(71,788,294)
Total stockholder's equity		14,643,054
Total liabilities and stockholder's equity	$	16,015,199

See accompanying notes to Statement of Financial Condition.